(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-11255

CUSIP Number:

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Heritage Bankshares, Inc.
Full Name of Registrant

Former Name if Applicable

200 East Plume Street
Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23510
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Heritage Bankshares, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”) by the prescribed filing deadline without unreasonable effort or expense. On February 7, 2005, the Board of Directors elected Michael S. Ives as new Chief Executive Officer of the Registrant; Mr. Ives succeeded Robert J. Keogh, who passed away in November of 2004, and a subsequent interim-CEO. John O. Guthrie was elected as new Chief Financial Officer on February 15, 2005, subsequent to the resignation of the previous CFO, whose last day with the Registrant was February 23, 2005. (Please refer to Forms 8-K filed on November 23, 2004, February 11, 2005 and February 15, 2005 for additional detail with respect to these events.) In the course of reviewing the Registrant’s financial and accounting records in connection with its Form 10-KSB and annual report, the new management team discovered certain accounting errors in financial statements for the quarters ending March 31, 2004, June 30, 2004 and September 30, 2004, as well as the financial information for the quarter and year ended December 31, 2004. (Please refer to Form 8-K filed on March 30, 2005 for additional detail with respect to this matter.) While management has worked diligently to complete and timely file the Form 10-KSB, management and its independent auditors will need additional time to correct the errors in financial statements for the quarters referenced above and subsequently prepare the applicable annual financial statements; accordingly, the Registrant will be unable to complete and file its Form 10-KSB on a timely basis without unreasonable effort or expense. The Registrant does not expect that it will be able to file its Form 10-KSB within the 15 day period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John O. Guthrie	757	523-2600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Heritage Bankshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ John O. Guthrie
John O. Guthrie, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).